**ORBIS**


05007647

**Warsaw, 2005-04-18**

**United States Securities**
**and Exchange Commission**
**Washington D.C. 20549**
**USA**


SEC MAIL PROCESSING
RECEIVED
APR 27 2005
WASH, D.C. 213 SECTION

**Ref.: 82-5025**

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no 14/2005.
Best regards

Krzysztof Gerula

I Vice-President

PROCESSED
MAY 06 2005
THOMSON
FINANCIAL

Current report no 14/2005

The Management Board of Orbis S.A. informs of execution of a loan agreement for PLN 10,000,000 with its subsidiary Orbis Transport Sp. z o.o. having its corporate seat in Warsaw. According to the agreement, Orbis Transport Sp. z o.o. shall repay the loan within the period of 6 months from the date of its disbursement. Interest has been determined on the basis of WIBOR 3M plus margin. The loan is secured by a blank promissory note issued by Orbis Transport Sp. z o.o. Orbis S.A. holds 98.3% share in the declared capital of Orbis Transport Sp. z o.o. and the same share of votes at the General Meeting. Two persons managing Orbis S.A. are also shareholders of Orbis Transport Sp. z o.o., none of the persons supervising the issuer are shareholders of Orbis Transport Sp. z o.o. Moreover, one person managing Orbis S.A. is a member of a supervisory body in Orbis Transport Sp. z o.o. as its Chairman.